SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                          GAINSCO, INC.
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                        (Name of Issuer)

                  Common Stock, par value $0.10
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                 (Title of Class of Securities)

                           363127 10 1
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                         (CUSIP Number)

                        J. Keith Benedict
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        September 8, 1999
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              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:  363127 10 1        Amendment No. 5 to Schedule 13D
=================================================================

(1)  Name of Reporting Persons             Sandera Partners, L.P.

     I.R.S. Identification
     Nos. of Above Person (entities only)

(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group (see instructions)               (b)  [  ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                            [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Texas

     Number of Shares         (7)  Sole Voting                  0
                                   Power
        Beneficially
                              (8)  Shared Voting                0
      Owned by Each                Power

     Reporting Person         (9)  Sole Dispositive             0
                                   Power
           with:
                              (10) Shared Dispositive           0
                                   Power

(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                        [  ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                           0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN

=================================================================

                 AMENDMENT NO. 5 TO SCHEDULE 13D
                 -------------------------------
                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, par value $.10 per share (the "Common Stock") of Gainsco, Inc. (the "Issuer") filed originally by Sandera Partners, L.P. (the "Reporting Person"), SCM Advisors, L.L.C. ("SCM"), Newcastle Partners, L.P. ("Newcastle") and John A. (Pete) Bricker ("Bricker") on July 29, 1998 and subsequently amended on August 7, 1998, August 19, 1998, August 27, 1998 and August 31, 1998 (as
amended, the "Original Filing") is hereby further amended and supplemented by this Amendment No. 5 as set forth herein. This Amendment No. 5 is submitted to reflect that SCM, Newcastle and Bricker are no longer affiliated with the Reporting Person and consequently, no "group" exists, and to reflect the disposition by the Reporting Person of the shares of the Issuer's Common Stock previously reported in the Original Filing.

ITEM 1.   Security and Issuer.
          -------------------

     NOT AMENDED.


ITEM 2.   Identity and Background.
          ----------------------

     The response to Item 2 is hereby amended as follows:

     The response to Item 2 is hereby amended to delete each and every reference to Newcastle, Mark E. Schwarz, SCM and Bricker therefrom due to the fact that none of Mr. Schwarz, the general partner of Newcastle, SCM, nor Mr. Bricker, a principal of SCM and Sandera Capital, L.L.C., are any longer affiliates of the Reporting Person. Accordingly, the terms "Reporting Person" and "Controlling Persons" as used herein shall not be deemed to include either Newcastle, Mr. Schwarz, SCM or Mr. Bricker.

     The response to Item 2 is further amended to reflect that the securities being reported herein (the "Shares") were transferred by the Reporting Person to Catalyst Master Fund, L.P., a Cayman Islands exempted limited partnership ("Catalyst") pursuant to the terms of an Assignment and Assumption Agreement, dated as of September 8, 1999. The Shares were contributed by the Reporting Person to Catalyst in exchange for a limited partnership interest in Catalyst.


ITEM 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          NOT AMENDED

ITEM 4. Purpose of Transaction.
        ----------------------

     The response to Item 4 is hereby amended to add the following:

               Effective September 8, 1999, the Reporting Person contributed all shares of the Issuer's Common Stock held by it to Catalyst pursuant to the terms of an Assignment and Assumption Agreement. In exchange for the shares of the Issuer's Common Stock, the Reporting Person received limited partnership interests in Catalyst. As a result of such dispositions, the Reporting Person no longer holds shares of Common Stock of the Issuer.

ITEM 5. Interests in Securities of the Issuer.
        ------------------------------------

              The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

               (a) As of the filing hereof, the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.

               (b)  Not applicable.

               (c)  Effective September 8, 1999, the Reporting
                    Person contributed all shares of the Issuer's Common Stock held by it to Catalyst pursuant to the terms of an Assignment and Assumption Agreement. In exchange for the shares of the Issuer's Common Stock, the Reporting Person received limited partnership interests in Catalyst. As a result of such dispositions, the Reporting Person no longer holds shares of Common Stock of the Issuer.

                    Except as noted herein (or in the Original
                    Filing), the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty
                    (60) days preceding the date hereof.

               (d)  NOT AMENDED.

               (e)  The Reporting Person ceased to be the
                    beneficial owner of any shares of Common Stock of the Issuer on September 8, 2000.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.
          -----------------------------------------------------

          NOT AMENDED.

ITEM 7.   Material to be Filed as Exhibits.
          -------------------------------

          The response to Item 4 is hereby amended to add the following:

     Exhibit 99.2 - Assignment and Assumption
                    Agreement, dated as of September 8, 1999, between the Reporting Person and Catalyst
                    (filed herewith).



                    [Signature Page Follows]

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Date:  October 31, 2000

                    SANDERA PARTNERS, L.P.

                    By:  Sandera Capital Management, L.P.,
                            its general partner

                          By:  Sandera Capital, L.L.C., its
                                 general partner


                          By:  /s/ J. KEITH BENEDICT
                              ----------------------------------
                              J. Keith Benedict, Vice President



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
        criminal violations (See 18 U.S.C. Section 1001).